AUGUSTA RESOURCE CORPORATION
Suite 400, 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 17, 2006 (unless otherwise stated) FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
MAY 18, 2006.

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Augusta Resource Corporation (the "Corporation") for use at the Annual and Special Meeting of the Corporation’s shareholders (the "Meeting") to be held on Thursday, May 18, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named as proxyholder in the accompanying form of proxy are the President and Secretary of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Corporation’s OBOs can expect to be contacted by ADP or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular, the accompanying form of proxy and Notice of Annual and Special Meeting of Shareholders are to registered shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at Suite 2300 – Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, BC, V7X 1J1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and
(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Annual and Special Meeting of Shareholders, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of the Corporation have set April 17, 2006 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Advance notice of the record date for the Meeting was published by CDS Inc. in The Globe & Mail on March 25, 2006.

As at the Record Date, there were a total of 40,456,680 common shares (the "common shares") outstanding. Each common share entitles the shareholder(s) thereof to one vote for each common share shown as registered in the shareholders' name on the record date. Only shareholders of record holding common shares at the close of business who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Corporation, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation as of the close of business on April 17, 2006 is as follows:

	Number of	Percentage of
Name	Shares Owned	Issued Shares
CDS & Co.	36,053,050 (1)	89.1%
Richard W. Warke	5,280,604 (2)	13.0%

(1) Beneficial owners of these shares are not known by the Corporation.
(2) A majority of these shares are registered in the name of a brokerage firm and 5,153,767 are beneficially held by Augusta Capital Corporation, a company 100% owned by Richard W. Warke.

ELECTION OF DIRECTORS

There are currently seven directors of the Corporation. The present term of office of each of these seven directors will expire immediately prior to the election of directors at the Meeting. It is proposed that the seven persons named below be nominated for election as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of the Corporation or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the ByLaws of the Corporation or with the provisions of the Canada Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation and the number of common shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, and Country of Residence	Position with Company and Principal Occupation During the Past Five Years (1)	Date Became a Director	Number of common shares beneficially owned or over which control or direction is exercised (2)
Richard W. Warke (7) Canada	Chairman and Director of the Company and President and Director of Sargold Resource Corporation, a mineral exploration and development company.	February 1996	5,280,604(6)
Gil Clausen USA
President, CEO and Director of the Company; Executive Vice President of Washington Group International, Inc., providers of integrated engineering, construction, and management solutions, between 2001 to March 2005 and President and CEO of EngineeringMatrix Corp., developers of project/commercial management software solutions for clients in the mining and power industries, between 1999 to 2001.
		March 2005	Nil
Donald B. Clark (3) Canada	CFO and Director of the Company and Sargold Resource Corporation, a mineral exploration and development company.	February 1996	2,590,067
Robert P. Wares (3) (4) (5) Canada	Director of the Company, President of Osisko Exploration Ltd., a Canadian junior exploration company holding interests in several properties located in Quebec, Canada and Brazil, South America.	April 1999	48,333
Michael A. Steeves (3) (4) (5) USA
Director of the Company; Vice President, Investor Relations of Glamis Gold Ltd., a mining company, between June 2002 and August 2005. Director of Investor Relations of Coeur d'Alene Mines Corporation, a mining company, between October 1999 to June 2002.
		November 1999	Nil
Christopher M.H. Jennings (3) (4) (5) Canada	Director of the Company; Chairman of SouthernEra Diamonds Inc., a company engaged in diamond exploration in Canada, South Africa, Gabon, Australia and the Democratic Republic of Congo, Director of Southern Platinum Corp., a mineral exploration and development company, between September 2004 – June 2005; President and CEO of SouthernEra Resources Limited, a mineral exploration and development company, between April 1992 to April 2001.	April 2002	106,333
W. Durand Eppler (3) (4) (5) USA
Director of the Company; CEO of Sierra Partners, LLC since April 2005 and President of New World Advisors, LLC since August 2004. Both Sierra Partners and New World Advisors provide strategic and business advisory services to global resource companies. Since July 2005, Chief Executive Officer of Coal International, Plc, a London (AIM) listed company with global coal operations and investments. Vice President of Newmont Mining Corporation between May 1995 and August 2004 and President of Newmont Indonesia between 1998 and 2001, each of which are mining companies.
		June 15, 2005	Nil

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Corporation has been furnished by the respective directors, individually. The Directors listed may be directors of other reporting issuers. Details with respect to other directorships is provided in Item 2 of the Statement of Corporate Governance Practices of the Corporation provided under Schedule A to this Information Circular.

(2)

The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Corporate Governance Committee.
(6)	5,153,767 are held by Augusta Capital Corporation, a company 100% beneficially owned by Richard W. Warke.
(7)	Non-voting member of the Corporate Governance Committee.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No director, or proposed management nominee for election as a director of the Corporation is, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any other company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Richard W. Warke, the Chairman of the Corporation, is the President and Director of Cybercom Systems Inc. (“Cybercom”) and Donald B. Clark, Chief Financial Officer of the Corporation, is a Director of Cybercom. Cybercom was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the above resulted from its inability to pay filing fees associating with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. In addition, 2973090 Canada Inc., a Quebec based company, filed a motion with the Quebec Court dated August 18, 1997 to petition Cybercom (Augusta Metals Incorporated at the time) into bankruptcy. The case was heard November 5, 1997. The Court rendered judgement January 19, 1998, dismissing the plaintiff’s motion.

Personal Bankruptcies

Other than as described below, no director of the Corporation, or proposed management nominee for election as a director of the Corporation, or a personal holding company of any such persons has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual except as follows:

Richard Warke, Chairman of the Corporation, filed a proposal (the “Proposal”) with the Official Receiver under the Bankruptcy and Insolvency Act on September 15, 1998. Despite filing the Proposal, by letter dated August 7, 2002 the TSX Venture Exchange confirmed that Mr. Warke is acceptable to act as a director of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation awarded, paid to or earned for services in all capacities to the Corporation for the fiscal year ended December 31, 2005 for the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Corporation, regardless of the amount of compensation paid to those individuals, and each of the Corporation's three mo st highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent fiscal year, provided that disclosure is not required for an executive officer whose total salary and bonus does not exceed $150,000 (the "Named Executive Officer(s)"). During the Corporation's fiscal year ended December 31, 2005, the Corporation had three Named Executive Officers, Richard W. Warke, currently Chairman (formerly President and Chief Executive Officer until April 18, 2005), Gil Clausen, President and CEO of the Corporation (since April 18, 2005) and Donald B. Clark, Chief Financial Officer of the Corporation.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen - sation ($)	Securities Under Options/SARS Granted (#)	Shares or Units Subject to Restrictions ($)	LTIP Payouts ($)	All Other Compen - sation ($)
Richard W. Warke Chairman, (President and CEO until April 2005) & Director	2005 2004 2003	150,000 100,000 100,000	150,000 Nil Nil	Nil Nil Nil	Nil/Nil Nil/Nil Nil/Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Gil Clausen President and CEO (since April 2005) & Director	2005 2004 2003	188,813(1) N/A N/A	188,813 (2) N/A N/A	Nil N/A N/A	Nil/Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Donald B. Clark CFO and Director	2005 2004 2003	75,000 75,000 75,000	56,250 Nil Nil	Nil Nil Nil	Nil/Nil Nil/Nil Nil/Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

(1)	Equivalent to US$155,833.
(2)	Equivalent to US $155,833.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's to the Named Executive Officers during the past fiscal year.

Options and Stock Appreciation Rights

During the most recently completed financial year, the following stock options were granted to the Named Executive Officers:

Name and Position	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARS Granted to Employees (1) in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of the Grant ($/Security)	Expiration Date
Richard W. Warke	630,000(2)	21.6%	$1.56	$1.95	August 22, 2010
Gil Clausen	450,000(3) 550,000(2)	15.4% 18.9%	$2.05 $1.56	$2.50 $1.95	March 28, 2010 August 22, 2010
Donald B. Clark	480,000(2)	16.4%	$1.56	$1.95	August 22, 2010

(1)	Percentage of all stock options granted during the last financial year.
(2)	Vesting provisions apply. One quarter (1/4) of the options granted are exercisable on the first anniversary and each subsequent anniversary of the date of grant.
(3)

Vesting provisions apply. 112,500 options are exercisable at the time of the grant, 112,500 options are exercisable 12 months from the date of grant, 112,500 options are exercisable 18 months from the date of grant and 112,500 options are exercisable 24 months from the date of grant.

Stock appreciation rights ("SAR's") means a right, granted by a Corporation or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officers during the past fiscal year.

Aggregated Options/SARS Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

As no incentive stock options were exercised by the Named Executive Officers during the past fiscal year, the following table sets forth details of the value of the Named Executive Officers’ unexercised options on an aggregated bases as at the year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#)	Value of Unexercised In- the-Money(1) Options at FY-END ($)
Richard W. Warke	Nil	Nil	669,667	$41,650.45
Gil Clausen	Nil	Nil	1,000,000	$0
Donald B. Clark	Nil	Nil	519,666	$41,649.30

(1)

In the money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the option. The aggregate dollar value of the in-the-money unexercised stock options is based on closing price of the Corporation’s shares on December 31, 2005 of $1.35 per share and represents the difference between such closing price and the exercise price as if the stock options had been exercised on December 31, 2005.

Options and SARS Repricing

During the fiscal year ending December 31, 2005, the Corporation did not reprice downward stock options or SARS held by the Named Executive Officers or by any of the Directors, Officers and employees of the Corporation.

Pension Plans

The Corporation does not provide retirement benefits for its directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation currently has the following arrangements in place with respect to remuneration received or that may be received by the Named Executive Officers or directors and officers of the Corporation in respect of compensating such director or officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer or director (any capitalized terms not already defined shall take the definition ascribed to them in their respective individual agreements):

1.

On March 24, 2005 (as amended March 24, 2006), the Corporation entered into an employment agreement with Mr. Gil Clausen, the President and CEO of the Corporation, which provides for a base salary of US$235,000 annually and an opportunity to earn a bonus for each calendar year, provided that the date of each such grant of a bonus shall be at the Corporation’s discretion and that Mr. Clausen is then employed by the Corporation. The terms of the qualification for the bonus will be mutually determined by the Corporation’s Board of Directors and Mr. Clausen, provided that the goals and objectives will be realistic and achievable and that the target bonus payable shall be in no event less than 100% of his current base salary. Mr. Clausen, may request payment of any bonus in common shares of the Corporation valued at the average closing price for the ten trading days prior to the date of the grant of bonus is approved by the board of Directors, and subject to TSX Venture Exchange approval. If Mr. Clausen is terminated by the Corporation without Cause or by Mr. Clausen for Good Reason, the Corporation shall pay Mr. Clausen at the time of such termination, in a lump sum, a cash amount equal to three (3) times his Base Salary and target bonus in effect immediately preceding such termination. In addition, if Mr. Clausen’s employment is terminated by the Corporation without Cause or by him for Good

Reason at any time, all non-vested share options granted to him shall immediately and fully vest effective on the date of his termination and be exercisable for 90 days thereafter. Also, in the event that Mr. Clausen should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Clausen with a lump sum cash amount equal to four (4) times his Base Salary and target bonus in effect immediately preceding such termination and all non- vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

2.

On March 24, 2006, the Corporation entered into an employment agreement with Mr. Richard Warke, the Chairman of the Corporation, which provides for a base salary of $160,000 annually and an opportunity to earn a bonus for each calendar year, provided that the date of each such grant of a bonus shall be at the Corporation’s discretion and that Mr. Warke is then employed by the Corporation. The terms of the qualification for the bonus will be mutually determined by the Corporation’s Board of Directors and Mr. Warke, provided that the goals and objectives will be realistic and achievable and that the target bonus payable shall be in no event less than 100% of his current base salary. Mr. Warke, may request payment of any bonus in common shares of the Corporation valued at the average closing price for the ten trading days prior to the date of the grant of bonus is approved by the board of Directors, and subject to TSX Venture Exchange approval. If Mr. Warke is terminated by the Corporation without Cause or by Mr. Warke for Good Reason, the Corporation shall pay Mr. Warke, at the date of such termination, in a lump sum, a cash amount equal to two (2) times his Base Salary and target bonus in effect immediately preceding such termination. In addition, if Mr. Warke’s employment is terminated by the Corporation without Cause or by him for Good Reason at any time, all non-vested share options granted to him shall immediately and fully vest effective on the date of his termination and be exercisable for 90 days thereafter. Also, in the event that Mr. Warke should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Warke with a lump sum cash amount equal to three (3) times his Base Salary and target bonus in effect immediately preceding such termination and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

3.

On March 24, 2006, the Corporation entered into an employment agreement with Mr. Donald B. Clark, the CFO of the Corporation, which provides for a base salary of $80,000 annually. If Mr. Clark is terminated by the Corporation without Cause or by Mr. Clark for Good Reason, the Corporation shall pay Mr. Clark at the date of such termination, in a lump sum, a cash amount equal to two (2) times his Base Salary in effect immediately preceding such termination. In addition, if Mr. Clark’s employment is terminated by the Corporation without Cause or by him for Good Reason at any time, all non-vested share options granted to him shall immediately and fully vest effective on the date of his termination and be exercisable for 90 days thereafter. Also, in the event that Mr. Clark should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Clark with a lump sum cash amount equal to two (2) times his Base Salary in effect immediately preceding such termination and all non- vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

4.

Effective September 29, 2005, the Corporation entered into an employment agreement with Mr. James Sturgess, Vice President Projects and Environment for the Corporation. Under the terms of this agreement, if Mr. Sturgess should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Sturgess with a lump sum cash amount equal to US$135,000 and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

Composition of the Compensation Committee

The Corporation appointed a Compensation Committee for the first time in 2005. The Compensation Committee is comprised of four independent directors (as that term is defined in Multilateral Instrument 52-110), Robert P. Wares, Michael A. Steeves, Chrisopher M. H. Jennings and W. Durand Eppler. The purpose of the Compensation Committee is to review and recommend compensation policies and programs to the Corporation as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Report on Executive Compensation

To ensure that the Corporation will continue to attract and retain qualified and experienced executives, base salaries are reviewed and adjusted annually, in order to ensure that they remain at a level at or above the median for comparable companies. Bonuses are based upon a combination of individual and the Corporation’s performance and are weighted more against the Corporation’s performance for senior executives. For the fiscal year ending December 31, 2005 the Compensation Committee of the Board recommended to the Board of Directors a compensation package for the Corporation’s directors and executive officers including the payment of a bonus to each of its Named Executive Officers. The Board of directors approved and accepted this compensation package. Details of compensation paid to the Named Executive Officers for the fiscal year ending December 31, 2005, is provided under “Statement of Executive Compensation” above including the payment by the Corporation of a bonus to the Chairman in the amount of $150,000 cash, the President and CEO in the amount of US$155,833 cash and the CFO in the amount of $56,250 cash. In addition, certain employment contracts were amended taking into consideration the recommendations of the Compensation Committee as approved by the Board of Directors. Details are provided under “Termination of Employment, Change in Responsibilities and Employment Contracts”.

Compensation of Directors

Effective April 2006, directors of the Corporation who are not employees of the Corporation (“Independent Director(s)”) are paid a quarterly retainer of $2,000 and a meeting attendance fee of $200 for each Board meeting attended in person or by telephone. An Independent Director who serves as Chair of any committee of the Board of Directors is paid an additional fee ($300 per quarter to the Chair of the Audit Committee and $200 per quarter to the Chair of the Corporate Governance Committee). In addition, an Independent Director who is a member of any committee is paid $150 per quarter per Committee. All reasonable expenses incurred by a director in attending meetings of the Board of Directors, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Corporation’s business or in the discharge of his duties as a director are paid by the Corporation. In addition each Independent Director is to be granted 50,000 stock options on an annual basis in accordance with the Corporation’s stock option plan.

As at December 31, 2005, Directors and Officers who are not Named Executive Officers, held as a group, an aggregate of 975,000 stock options having an exercise price between $0.10 and $2.30 and expiring between December 5, 2006 and September 28, 2010. The following table sets forth particulars of stock options granted to the Corporation’s directors who are not Named Executive Officers during the fiscal year ended December 31, 2005:

Name of Optionee	Number of Options Granted	Exercise Price	Expiration Date
Robert P. Wares	50,000	$1.56	August 22, 2010
Christopher M. H. Jennings	50,000	$1.56	August 22, 2010
Michael A. Steeves	50,000	$1.56	August 22, 2010
W. Durand Eppler	100,000 50,000	$2.30 $1.56	June 23, 2010 August 22, 2010

During the fiscal year ending December 31, 2005, a total of 108,333 stock options having an exercise price between $0.10 and $0.30 were exercised by a director of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Corporation's past fiscal year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The British Columbia Securities Commission has issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the “Guidelines”). Where a company’s corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The Corporation’s approach to corporate governance is set out in the attached Schedule “A”.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration.

In accordance with Section 4.11, “Change of Auditor”, of National Instrument 51-102, “Continuous Disclosure Obligations”, attached to this Circular as Schedule “B” is a Notice of Change of Auditor advising that the Corporation appointed Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation effective January 5, 2006 for the ensuing year. The Notice of Change of Auditor states that there have been no reservations in the auditor’s reports for the two most recently completed fiscal year ends nor have there been any reportable events. The recommendation to appoint Ernst & Young LLP to fill the vacancy in the position of auditor was approved by the Audit Committee and the Board of Directors of the Corporation. Letters from Deloitte & Touch LLP and Ernst & Young LLP confirming their agreement with the Notice of Change of Auditor are attached to the Notice of Change of Auditor in Schedule “B”.

MANAGEMENT CONTRACTS

A private British Columbia company, in which the Chairman has a 25% interest, received the sum of $30,000 in consideration for providing administrative services to the Corporation for the fiscal year ended December 31, 2005.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Corporation’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule “C” to this Circular.

The Corporation’s audit committee is comprised of five directors, Christopher M. H. Jennings, Robert Wares, Michael A. Steeves, W. Durand Eppler and Donald Clark. As defined in MI 52-110, all but one director, Mr. Donald B. Clark, are “independent”. Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all nonaudit services to be provided by the external auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a Corporation to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee must pre-approve any engagement of the external auditors for any non-audit services to the Corporation in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Corporation’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are fees billed by the Corporation’s external auditors for services provided in auditing the Corporation’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements. “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Corporation to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005	$42,000	$10,000	Nil	Nil
December 31, 2004	$7,500	Nil	Nil	Nil

The Corporation is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Corporation, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except with respect to grants of stock options pursuant to the Corporation’s stock option plan and the issuance of bonuses by the Corporation to its executive officers pursuant to their respective employment contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

The policies of the TSX Venture Exchange (“Exchange”) require that all listed companies adopt either a “rolling” stock option plan or a “fixed number” stock option plan and thereafter grant all stock options pursuant to the plan. On May 3, 2004, the Board adopted an updated Stock Option Plan (the “Plan”) to reflect Exchange policies and general securities laws in other jurisdictions which was subsequently approved by the shareholders of the Corporation at the 2004 and 2005 annual meeting and accepted for filing by the Exchange.

The Plan is a “rolling” stock option plan under which options, including any outstanding options, may be granted to a maximum of 10% of the issued capital of the Corporation at the time of the grant of the stock option. Under the policies of the Exchange, “rolling” stock option plans are required to be approved by the shareholders at each annual general meeting. Accordingly the Corporation is seeking approval by the shareholders of the Plan at the Meeting pursuant to the policies of the Exchange.

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Corporation’s directors, senior officers, employees and consultants to continue their involvement with the Corporation, to increase their efforts on the Corporation’s behalf and to attract qualified new directors, senior officers and employees.

General Description/Exchange Policies

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1.

The exercise price of the stock options, as determined by the Board or a committee appointed by the Board, in its sole discretion, shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Corporation’s shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation, split or announcement of material information.

2.

Stock options under the Plan may be granted by the Board or a committee appointed by the Board to directors, officers, employees and consultants of the Corporation and its subsidiaries or employees of companies providing management or consulting services to the Corporation or its subsidiaries.

3.

The aggregate number of common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period must not exceed 5% of the issued shares of the Corporation at the time of grant of the stock option unless the Corporation has obtained disinterested shareholder approval.

4.	The number of stock options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of the Corporation at the time of grant of the stock option.

5.

The aggregate number of stock options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of the Corporation in any 12 month period, at the time of grant of the stock option. Stock options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

6.

Stock options under the Plan will be granted for a term not to exceed 5 years from the date of their grant. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Corporation where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

7.

All stock options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange provided that they will be exercisable by an option holder’s legal heirs, personal representatives or guardians for up to twelve months following the death of a stock option holder.

8.	The decrease in the exercise price of stock options previously granted to insiders requires approval by a “disinterested shareholder vote” prior to exercise of such repriced stock options.

9.

The Corporation have the power, (a) in the event of any disposition of all or substantially all of the assets of the Corporation, or the dissolution, merger, amalgamation or consolidation of the Corporation with or into any other company or of such company into the Corporation, or (b) any change in control of the Corporation, to make such arrangements as it shall deem appropriate for the exercise of outstanding stock options or continuance of outstanding stock options, including without limitation, to amend any Stock Option Agreement to permit the exercise of any or all of the remaining stock options prior to the completion of any such transaction. If the Corporation shall exercise such power, the stock option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the optionee at any time or from time to time as determined by the Corporation prior to the completion of such transaction.

The full text of the Plan will be available for review at the Meeting. Unless otherwise indicated, it is management’s intention to vote the proxies in favour of the foregoing ordinary resolution for the adoption of the Plan.

The shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution in substantially the form set out below:

"NOW THEREFORE BE IT RESOLVED that:

1.	the Stock Option Plan dated May 3, 2004 (the “Stock Option Plan”), in the form presented to this Meeting, be approved, and be attached to the minutes of this Meeting;

2.

the Corporation be authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan to a maximum of 10% of the issued and outstanding common shares at the time of the grant subject to Exchange policies and other regulatory requirements as may be required;

3.

the Board or any committee created pursuant to the Stock Option Plan be authorized to make amendments to the Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Stock Option Plan, the approval of the shareholders; and

4.

the approval of the Stock Option Plan by the Board be ratified and any one director of the Corporation is hereby authorized to execute any other documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan."

Bonuses to Executive Officers of the Corporation

The Corporation has entered into employment contracts with certain of its executive officers pursuant to which the Corporation may pay bonuses, subject to the recommendation of the Compensation Committee of the Board of Directors and approval and acceptance by the Board of Directors. Such bonuses may be up to 100% of the executive officer’s base salary and may be payable in cash and/or shares. The Corporation is not required to obtain shareholder approval with respect to the payment of a cash bonus, however, it may be required to obtain disinterested shareholder approval with respect to issuance of such bonus in common shares of the Corporation. It is the Corporation’s intent to obtain disinterested shareholder approval at the Meeting with respect to bonus grants in common shares to its executive officers, subject to provisions of an executive officer’s employment contract and subject to approval by the Board of Directors of the Corporation.

At the Meeting, disinterested shareholders of the Corporation will be asked to pass an ordinary resolution in the following form:

NOW THEREFORE BE IT RESOLVED that:

1.

subject to the recommendation by the Compensation Committee of the Board of Directors and the approval and acceptance by the Board of Directors of the Corporation, the Corporation be and is hereby authorized to grant a bonus, in common shares of the Corporation, to an executive officer of the Corporation, for a value of up to 100% of such officer’s base salary, if such officer so elects, provided that each such grant shall be at the Corporation’s discretion and in accordance with provisions under the officer’s employment contract; and

2.

any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver under the corporate seal of the Corporation or otherwise, all such deeds, documents, instruments and assurances and to all such acts and things as in his opinion may be necessary or desirable to give effect to these resolutions.

Unless otherwise indicated, it is management’s intention to vote the proxies in favour of the foregoing ordinary resolutions. In order to be effective, the ordinary resolutions requires approval of 50% of the votes cast by shareholders who are entitled vote in respect of the resolution (disinterested shareholder approval).

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote upon such matters in accordance with their best judgement.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and Management Discussion and Analysis for the financial year ended December 31, 2005.

Shareholders wishing to obtain a copy of the Corporation’s financial statements and Management’s Discussion and Analysis may contact the Corporation as follows:

Augusta Resource Corporation
Suite 400 – 837 West Hastings Street
Vancouver, British Columbia V6C 3N6
Telephone: (604) 687-1717 Fax: (604) 687-1715
Email: info@augustaresource.com

APPROVAL OF THIS INFORMATION CIRCULAR

The undersigned certifies that the Board has approved the contents of this Information Circular and the sending, communication and delivery thereof to the shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

“Richard W. Warke”

RICHARD W. WARKE
Chairman

SCHEDULE “A”

AUGUSTA RESOURCE CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors (i) Disclose the identity of directors who are independent. (ii) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Robert P. Wares, Michael A. Steeves, Christopher M.H. Jennings and W. Durand Eppler are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 Audit Committees.

Gil Clausen, President and CEO, Richard W. Warke, Chairman, and Donald B. Clark, CFO, form the Corporation’s management team and are not independent in their capacities as such.

2. Directorships
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are also directors or trustees of other reporting issuers as indicated beside their names:

Gil Clausen: Jaguar Mining Inc. and Sargold Resource Corporation;
Richard W. Warke: Sargold Resource Corporation,
Donald B. Clark: Sargold Resource Corporation, Comcorp Ventures Inc.;
Chris M.H. Jennings: SouthernEra Diamonds Inc., Southern Platinum Corp., Tsodilo Resources Limited and Sargold Resource Corporation;
Robert P. Wares: Osisko Exploration Ltd. and Sargold Resource Corporation;
Michael A. Steeves : Franc-Or Resources Corporation and Sargold Resource Corporation;
W. Durand Eppler: Vista Gold Corp. and Coal International, Plc

3. Orientation and Continuing Education
Describe what steps, if any, the board takes to orient new board members and describe any measures the board takes to provide continuing education for directors.

New directors will be made aware of the nature and operation of the business of the Corporation through interviews with other board members and management during which they are briefed on the Corporation, its current business issues and the business environment and market in which it operates including an understanding of what is expected from the director on appointment in terms of his or her contribution. The Corporate Governance Committee keeps abreast of best corporate governance practices and makes recommendations to the Board on the need, where appropriate, for Board participation in continuing education programs.

4. Ethical Business Conduct Describe what steps, if any, the board takes to promote a culture of ethical business conduct.
Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest. Directors are also required to disclose any actual potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations.

Disclosure Requirement	Our Corporate Governance Practices
5. Nomination of Directors
Disclose what steps, if any, are taken to identify new candidates for board nominations including:
(i) who identifies new candidates; and
(ii) the process of identifying new candidates.

The Corporation has a Corporate Governance Committee which has the role of identifying individuals qualified to become Board members. In addition, any member of the Board is entitled to propose new nominees to the Board.

6. Compensation
Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:
(i) who determines compensation; and
(ii) the process of determining compensation.

The Corporation has a Compensation Committee of which all voting members are independent Board members. With the recommendation of the CEO, these non-management directors set the annual salary, bonus and other benefits, direct and indirect, of the CEO and approves the compensation for all other designated officers.

7. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
Other than the audit committee and compensation committee, the Board has a Corporate Governance Committee. The primary purpose of the Corporate Governance Committee is to identify individuals qualified to become Board members, to assess the effectiveness of the Board and to develop and recommend to the Board a set of corporate governance policies and principles applicable to the Corporation in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

8. Assessments Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.	The Board conducts an annual review of its effectiveness as well as the effectiveness and contribution of each Board committee and each individual director.

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SCHEDULE “B”

AUGUSTA RESOURCE CORPORATION

CHANGE OF AUDITOR NOTICE

On December 31, 2005, Deloitte & Touche, LLP of Vancouver, British Columbia, the auditor (the “Former Auditor”) of Augusta Resource Corporation (the “Corporation”) resigned as auditor and on January 5, 2005, Ernst & Young Inc. of Vancouver, British Columbia were appointed as the successor Auditors (the “Successor Auditors”) of the Corporation.

As the Corporation has the majority of its mineral properties in the United States, the Corporations Board of Directors decided to seek an additional listing in the United States. The Former Auditors informed the Corporation that they did not wish to continue as the Corporations Auditors as the Corporation was seeking a listing in the United States.

The Audit Committee considered the issues and recommended to the Board of Directors acceptance of the resignation of the Former Auditor and the appointment of the Successor Auditor, and the Board of Directors of the Corporation considered and approved the acceptance of the resignation of the Former Auditor and the appointment of the Successor Auditor.

None of the Former Auditor’s reports on any of the Corporation’s financial statements relating to the Corporation’s financial periods commencing January 1, 2003 contained any reservation.

There have been no “reportable events” (as defined in Section 4.11 of National Instrument 51-102 of the Canadian securities regulatory authorities) in respect of the Corporation for the period since January 1, 2003.

Dated at Vancouver, British Columbia, this 5th day of January, 2006.

Augusta Resource Corporation

By:	"Gil Clausen"
Gil Clausen, President

By:	"Donald B. Clark"
Don Clark, Chief Financial Officer

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Ernst & Young LLP	Phone: (604) 734-1112
Chartered Accountants	Fax: (604) 714-5916
Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, BC V7Y 1C7

January 18, 2006

British Columbia Securities Commission
12th Floor, 701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 5th Avenue S.W.
Calgary, AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs,

Re:	Augusta Resource Corporation (the “Company”)
Notice Pursuant to NI 51-102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated January 5, 2006 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should your require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

ERNST & YOUNG LLP
Chartered Accountants

cc:           TSX Venture Exchange, Augusta Resource Corporation Board of Directors

4

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 640-3106
Fax: (604) 899-8414
www.deloitte.ca

January 13, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
Level 5 – 701 West Georgia Street
Vancouer, BC V7Y 1L2

Alberta Securities Commission
Suite 400 – 300 Fifth Avenue SW
Calgary, AB T2P 3C4

Dear Sirs:

Re.: Change of Auditor of Augusta Resource Corporation

We have read the Change of Auditor Notice dated January 5, 2006, and are in agreement with the disclosure relating to our resignation.

Yours truly,

Deloitte & Touche LLP

Chartered Accountant

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

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SCHEDULE “C”

Augusta Resource Corporation
(the “Corporation”)

Audit Committee Charter

1.           OVERALL PURPOSE / OBJECTIVES

The committee will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, recommendation, oversight and compensation of the Corporation’s external auditors. The committee will also assist the Board in fulfilling its responsibilities in reviewing the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board of directors, management, and the external auditors and monitor the independence of those auditors. The committee will also be responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.

2.           AUTHORITY

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of Corporation officers at meetings as appropriate.

3.           ORGANIZATION

3.1 Membership

(a)

So long as the Corporation is a “Venture Issuer” (as defined in MI 52-110), the Committee shall be comprised of not less than three members of the Board a majority of whom are not officers or employees of the Corporation or any of its affiliates. In the event that the Corporation is no longer a Venture Issuer it must comply with the requirements of MI 52-110 as to the composition of the committee as provided for under Part 3 of MI 52-110.

(b)

Each member of the committee shall be appointed by the Board on annual basis and shall serve at the pleasure of the Board or until the earlier of (a) the close of the next annual meeting of the shareholders of the corporation at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

(c)

All of the members of the committee shall be “financially literate” within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

(d)	The chairman of the audit committee will be nominated by the committee from time to time.

(e)	A quorum for any meeting will be two members.

(f)	The secretary of the committee will be such person as nominated by the Chairman.

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3.2 Attendance at Meetings

(a)	The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

(b)

The external auditors may be present at each audit committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices. The external auditor is entitled to be present and participate at audit committee meetings whose subject is the year end financial statements.

(c)	Meetings shall be held not less than two times a year. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

(d)	The proceedings of all meetings will be minuted.

4. ROLES AND RESPONSIBILITIES

The committee will:

(a)	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

(b)	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

(c)	Review the Corporation’s strategic and financing plans to assist the Board’s understanding of the underlying financial risks and the financing alternatives.

(d)	Review management’s plans to access the equity and debt markets and to provide the Board with advice and commentary.

(e)	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

(f)	Review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate.

(g)

Review the annual and quarterly financial statements including Management's Discussion and Analysis and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements be included in the Corporation’s securities filings.

(h)	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

(i)	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

(j)	Review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment.

(k)	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

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(l)	Assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(i) actual financial results for the interim period varied significantly from budgeted or projected results;

(ii) generally accepted accounting principles have been consistently applied;

(iii) there are any actual or proposed changes in accounting or financial reporting practices;

(iv) there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

(m)	Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

(n)	Review the performance of the external auditors and approve in advance provision of services other than auditing.

(o)

Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Corporation. The committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Corporation.

(p)	Select, evaluate, recommend, compensate and, if and when appropriate, replace the external auditors, subject to approval of shareholders if required by statute.

(q)

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the Corporation’s accounting and financial controls.

(r)	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

(s)

Obtain regular updates from management and the Corporation's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

(t)	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

(u)	Perform other functions as requested by the full Board.

(v)	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

(w)	Review and update the charter; receive approval of changes from the Board.

(x)

Work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee.

(y)

Create specific procedures for the receipt, retention and treatment of complaints regarding the Corporation’s accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions

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